Exhibit 16.2

[PricewaterhouseCoopers GmbH letterhead]

Securities and Exchange Commission
Washington, DC 20549

USA

April 25, 2003

We have read Item 4 of Form 8-K dated April 21, 2003 of MOOG Inc. and are in agreement with the statements contained in the first six paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ PricewaterhouseCoopers GmbH